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EXHIBIT 99(e)


                               HECHINGER COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE THIRTEEN AND TWENTY-SIX WEEKS ENDED AUGUST 2, 1997
                                  (unaudited)


A.  BASIS OF PRESENTATION

In the opinion of the management of Hechinger Company (the "Company"), the accompanying unaudited consolidated financial statements include all adjustments (which consist of normal recurring accruals) considered necessary for a fair statement of the results for the interim periods presented. The operating results for the thirteen and twenty-six weeks ended August 2, 1997 are not necessarily indicative of the results to be expected for the fiscal year ending January 31, 1998.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The financial statements presented herein should be read in conjunction with the financial statements incorporated by reference in the Company's Annual Report on Form 10-K for the year ended February 1, 1997.


B.  MERCHANDISE INVENTORY

An actual valuation of inventory under the LIFO method can be made only at the end of each year based on the inventory levels and costs at that time. Accordingly, interim LIFO calculations are based on management's estimates of expected year-end inventory levels and costs. Interim results are subject to the final year-end LIFO inventory valuation.

All inventories reported at August 2, 1997 and February 1, 1997 were valued using the LIFO inventory valuation method. If all inventories had been valued under the FIFO method, which approximates replacement cost, inventories would have been $21.4 million and $20.5 million higher than reported at August 2, 1997 and February 1, 1997, respectively.


C.  TAXES ON INCOME

For the thirteen and twenty-six weeks ended August 2, 1997 and the corresponding periods last year, the effective tax rate was 0%. No tax benefits have been recorded as all potential benefits have been recorded in prior periods.


D.  EARNINGS PER SHARE

Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings per Share" was issued in February 1997. The statement is required to be adopted by the Company for the periods ending January 31, 1998. Early adoption of SFAS 128 is not permitted. The statement requires companies to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. Adoption of SFAS 128 is not expected to have a material impact in either the primary or fully diluted earnings per share of the Company. If the Company had adopted SFAS 128 as of the second quarter of 1997, the impact on earnings per share would not have been material.




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E.  REVOLVING CREDIT FACILITY

As of August 2, 1997, the Company had outstanding loans of $87.2 million under its revolving credit facility. In addition, the Company had issued and outstanding letters of credit of $40.9 million under this facility.


F.  CONTINGENCIES

The Company is a party to legal proceedings and claims arising in the ordinary course of business. Although the outcome of such proceedings and claims cannot be determined with certainty, management believes that the outcome of such proceedings and claims will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

On July 23, 1997, a purported class action complaint was filed in the Delaware Chancery Court on behalf of all holders of the Common Stock against Hechinger, Kenneth J. Cort, John W. Hechinger, John W. Hechinger, Jr., Ross Hechinger, Ann
D. Jordan, W. Clark McClelland, Robert S. Parker and Melvin A. Wilmore. The plaintiff has alleged that the officers and directors of Hechinger breached their fiduciary duties to holders of the Common Stock by, among other things, failing to take all reasonable steps to assure the maximization of stockholder value including the implementation of a bidding mechanism to foster a fair auction of Hechinger and by entering into an agreement with Leonard Green under which the consideration offered by Leonard Green to holders of the Common Stock is "unfair and grossly inadequate." The plaintiff seeks various remedies, including an injunction to prevent consummation of the Merger. The Company believes that the plaintiff's claims are without merit and intends vigorously to defend such action.